UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM 1-K
☒ ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

OR
 ☐ Special Financial report for the fiscal year ended December 31, 2020
Cottonwood Multifamily REIT I, Inc.

(Exact name of registrant as specified in its charter)
Maryland	36-4812393
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1245 Brickyard Road, Suite 250, Salt Lake City, UT	84106
(Address of principal executive offices)	(Zip Code)
(801) 278-0700
(Registrant’s telephone number, including area code)
Title of each class of securities issued pursuant to Regulation A:
Unclassified Shares of Common Stock

Cottonwood Multifamily REIT I, Inc.
ANNUAL REPORT ON FORM 1-K
For the Year Ended December 31, 2020

Item 1.	Business
The Company
Cottonwood Multifamily REIT I, Inc. is Maryland corporation formed on June 22, 2015 to invest in multifamily apartment communities located throughout the United States. The use of the terms the “Company,” “we,” “us,” or “our” in this annual report refers to Cottonwood Multifamily REIT I, Inc., unless the context indicates otherwise.
We completed our $50,000,000 offering that was qualified as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act in April 2017, raising the full offering amount from approximately 1,300 investors. We may pursue additional offerings at the discretion of our board of directors.
We have no employees. We have engaged an affiliate of Cottonwood Residential O.P., LP (“CROP”) to act as our asset manager and property manager. We rely on our board of directors, and the team of real estate professionals that CROP has assembled for the day-to-day operation of our business. Cottonwood Residential II, Inc. (“CRII”) is the general partner of CROP, its operating partnership, and makes all decisions on behalf of CROP.
From the launch of our offering in May 2016 Cottonwood Capital Property Management II, LLC, has acted as our property manager. From the launch of our offering through February 28, 2019, it also acted as our asset manager. Effective March 1, 2019, CC Advisors I, LLC (“CC Advisors I”) acts as our asset manager and is responsible for the asset management services rendered to us. CROP has an indirect ownership interest in CC Advisors I along with two additional entities, which are owned by employees of CROP and its affiliates. Also effective March 1, 2019, Cottonwood Communities Advisors Promote, LLC (“CC Advisors Promote”), another entity for which CROP and employees of CROP and its affiliates have membership interests, owns the promotional interest in our investments.
We operate under the direction of our board of directors, the members of which are accountable to us and our shareholders as fiduciaries. Our board of directors is responsible for the management and control of our affairs. We have four members on our board of directors, three of whom are on the board of directors and are officers of CRII, and one of whom is independent. As a result, we do not have a majority of independent directors on our board of directors. Our board of directors is classified into three classes. Each class of directors is elected for successive terms ending at the annual meeting of the shareholders the third year after election and until his or her successor is elected and qualified. The board of directors has the right, with input from our investment committee, to make decisions regarding investments by our operating partnership.
We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). As of December 31, 2020, our portfolio was comprised of three investments in joint ventures owning Class A multifamily apartment communities in various locations throughout the United States. We do not anticipate making any additional investments.
Pending Merger
On January 26, 2021, we, Cottonwood Multifamily REIT I O.P., LP (“CMRI OP”), our operating partnership, Cottonwood Communities, Inc. (“CCI”), a non-traded real estate investment trust sponsored by Cottonwood Residential II, Inc., Cottonwood Communities O.P., LP (“CCOP”), the operating partnership of CCI, and Cottonwood Communities GP Subsidiary, LLC (“Merger Sub”), a wholly owned subsidiary of CCI, entered into an Agreement and Plan of Merger (the “Merger Agreement”).
Subject to the terms and conditions of the Merger Agreement, (i) we will merge with and into Merger Sub, with Merger Sub surviving as a direct, wholly owned subsidiary of CCI (the “Company Merger”) and (ii) CMRI OP will merge with and into CCOP or its successor, with CCOP or its successor surviving (the “OP Merger” and, together with the Company Merger referred to as the “Merger”). At such time, the separate existence of us and our operating partnership will cease.
At the effective time of the Company Merger, each issued and outstanding share of our common stock (the “CMRI Common Stock”) will be converted into the right to receive 1.175 shares of common stock of CCI (the “CCI Common Stock”).
At the effective time of the OP Merger, each partnership unit of CMRI OP outstanding immediately prior to the effective time of the OP Merger will be split so that the total number of partnership units of CMRI OP then outstanding equals the number of shares of CMRI Common Stock that were outstanding immediately prior to the effective time of the OP Merger (the “CMRI OP Unit Split”). Immediately following the CMRI OP Unit Split, each partnership unit of CMRI OP outstanding immediately prior to the effective time of the OP Merger will convert into the right to receive 1.175 common limited partner units in CCOP (“CCOP Common Units”). As described below, CCI is also party to a merger agreement to acquire CRII by merger, which we refer to as the CRII Merger. If the CRII Merger closes before the Merger, as is expected, CMRI OP will merge with and into CROP, the operating partnership of CRII, with CROP surviving, and the holders of CMRI OP partnership units will receive common limited partner units in CROP at the same exchange ratio.
Also on January 26, 2021, CCI entered into two additional merger agreements to acquire each of CRII and Cottonwood Multifamily REIT II, Inc. (“CMRII”) in separate stock-for-stock transactions whereby each of CRII and CMRII will be merged into Merger Sub (collectively with the Merger, the “Mergers”). None of the Mergers are contingent upon the closing of any of the other Mergers. Each of the Mergers is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended. If approved by the stockholders and the unitholders, as applicable, and the other closing conditions are met or waived, the Mergers will combine four portfolios of multifamily apartment communities and other real estate-related investments located predominantly in growth markets across the United States and create a $1.5 billion multifamily REIT.
The foregoing description of the Merger is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which was filed as an exhibit to our Current Report on Form 1-U filed with the SEC on February 1, 2021. There is no guarantee that the Mergers will be consummated. The consummation of the Merger will necessarily impact our business as discussed herein; however, as the Merger was not complete as of December 31, 2020 or the date of this filing, our business and operations as currently in effect are described herein.
Investment Strategy
All of our investments are through joint ventures with CROP. We may hold and manage our investments until December 31, 2023, the termination date. The termination date may be extended by the board for an additional two years, with an additional two-year extension available by a majority vote of the shareholders. If approvals for extension are not met, we will begin an orderly sale of our assets within a one-year period from the date the decision not to extend was made. The termination date may be accelerated in the sole discretion of the board of directors.
In the event that a listing occurs on or before the termination date, we will continue perpetually unless we are dissolved pursuant to a vote of our shareholders and other any applicable statutory provisions. A listing shall mean the commencement of trading of our common stock on any securities exchange registered as a national securities exchange, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to our shareholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by our shareholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to our shareholders.
Investment Objectives
Our investment objectives are to:
•	preserve, protect and return invested capital;
•	pay stable cash distributions to shareholders; and
•	realize capital appreciation in the value of our investments over the long term.
Our board of directors may revise our investment policies without the approval of our shareholders.
Risk Factors
We face risks and uncertainties that could affect us and our business as well as the real estate industry in general. Many of these risks are outlined under the heading “Risk Factors” contained in our Offering Circular. In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

COVID-19
One of the most significant risks and uncertainties facing the Company and the real estate industry generally continues to be the effect of the novel coronavirus (COVID-19) pandemic. The extent to which the COVID-19 pandemic impacts our results of operations or our overall value depends on future developments, which are highly uncertain and cannot be predicted with confidence.
As a result of shutdowns, quarantines or actual viral health issues, some of the tenants at the multifamily apartment communities of the properties owned by our joint ventures have experienced job loss or reduced income and have or may be unable to make their rental payments. During the year ended December 31, 2020, our joint ventures have experienced a limited number of requests for rent deferrals. Our joint ventures have been and may be unable to evict tenants due to federal, state and/or local laws or regulations or lender requirements implemented as a result of the COVID-19 pandemic. We have also seen some impact on our profitability as a result of waiving late fees and the suspension of evictions at the multifamily apartment communities of the properties owned by our joint ventures. In addition, during the COVID-19 pandemic, a homeless encampment developed in the vicinity of Alpha Mill. The camp was cleared in February 2021 (and has not returned as of the date of this filing) and does not appear to have caused damage to the property; however, the property experienced a 3% decrease in occupancy during 2020. It is not believed, nor is it possible to determine, that the decrease in occupancy was exclusively related to the homeless encampment. Other market forces, including new competition, and the effects of the COVID-19 pandemic are also likely to be causal factors. Market fluctuations may affect our ability to obtain necessary funds for our operations from current lenders or new borrowings. The occurrence of any of the foregoing events or any other related matters could materially and adversely affect our financial performance and our overall value.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Cautionary Statement Regarding Forward-Looking Statements
This Annual Report on Form 1-K contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. You should not rely on these forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our actual results, performance and achievements may be materially different from those expressed or implied by these forward-looking statements.
Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Overview
Cottonwood Multifamily REIT I, Inc. is Maryland corporation formed to acquire and own directly or indirectly multifamily apartment communities located throughout the United States. We completed our $50,000,000 offering that was qualified as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act in April 2017 after raising the full offering amount.
Our Investments
Proceeds from our offering were used to acquire 90% membership interests in three joint ventures formed by us and subsidiaries of CROP. Each joint venture acquired one of the properties below:
Property Name	Property Location	Units	Net Rentable Square Feet	Average Unit Size	Year Built	Occupancy at December 31, 2020	Date Acquired by the Joint Ventures
Alpha Mill	Charlotte, NC	267	222,411	833	2007, 2014	92.1%	August 3, 2016
Cottonwood Westside	Atlanta, GA	197	169,223	859	2015	94.9%	August 3, 2016
The Marq Highland Park(1)	Tampa, FL	239	232,956	975	2015	97.9%	August 3, 2016
(1)	Excludes 4 retail units comprising approximately 5,800 net rentable square feet.
In connection with the acquisition of the properties, wholly owned subsidiaries of the joint ventures obtained a credit facility from Berkadia Commercial Mortgage, LLC under the Fannie Mae credit facility program (the “Fannie Mae facility”) pursuant to which advances secured against the real properties were obtained. As of December 31, 2020, the amount outstanding under the Fannie Mae facility was $94,180,000 in the aggregate with $36,265,000, $25,655,000 and $32,260,000 allocated to Alpha Mill, Cottonwood Westside and The Marq Highland Park, respectively. Of this amount, $56,900,000 is a fixed rate portion which bears interest at a rate of 3.39% per annum. The remaining $37,280,000 is based on floating interest rates, of which $33,000,000 bears interest at a rate equal to 2.18% over the then current 1-month LIBOR and the remaining $4,280,000 bears interest at a rate equal to 1.97% over the then current 1-month LIBOR. The joint ventures have entered into interest rate cap agreements which provide that the highest interest rate charged on the $33,000,000 floating rate portion of the loan is 4.18% and the highest rate charged on the $4,280,000 floating rate portion of the loan is 4.47%.
More information regarding our investments can be found here.
Sources of Operating Revenue and Cash Flow
Revenue and cash flow are generated from operations of the properties acquired through our unconsolidated joint venture investments with subsidiaries of CROP.
Profitability and Performance Metrics
We calculate funds from operations (“FFO”) and core funds from operations (“Core FFO”) to evaluate the profitability and performance of our business. See “Non-GAAP Financial Measures” below for a description of these metrics. All of our investing activities relate to commercial real estate and are all considered a single reportable business segment for financial reporting purposes. All of our investments have similar economic characteristics and are evaluated using similar criteria.

Market Outlook and Recent Trends
Overview
We believe that factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market continue to support the value proposition for owning multifamily apartment communities. In addition, we believe the residential real estate market, and in particular the stabilized multifamily properties owned by our joint ventures are well positioned to withstand many of the adverse impacts of COVID-19 as housing is a basic need, rather than a discretionary expense.
Nonetheless, one of the most significant risks and uncertainties on our results of operations and liquidity and capital resources is the impact of the current pandemic of the novel coronavirus, COVID-19. To date, the impact of COVID-19 on our operations has been minimal as tenant collections from the multifamily apartment communities owned by our joint ventures were fairly consistent with collection levels prior to the pandemic. Tenant payments were equal to approximately 97%, 97% and 98% of the monthly tenant charges billed for the second, third and fourth quarter of 2020, respectively, compared to approximately 99% for the first quarter of 2020. In addition, our joint ventures have received requests for rent deferral from a small percent of the multifamily tenants at their multifamily properties, which will not all result in rent deferrals. We remain encouraged by the stability of residential real estate markets and believe we are well-positioned to withstand the adverse impact of COVID-19 on our operations; however, the long term impact of COVID-19 on our business will largely depend on actions taken to mitigate the impact of the pandemic, which remains uncertain and cannot be accurately predicted. Recent collections and rent relief requests to date may not be indicative of collections or requests in any future period. The impact of the COVID-19 pandemic on our rental revenue for 2021 and thereafter cannot, however, be determined at present.
As a result of shutdowns, quarantines or actual viral health issues, tenants at the multifamily apartment communities owned by our joint ventures have or may experience job loss or reduced income and may be unable to make their rental payments. Our joint ventures have been and may be unable to evict tenants due to federal, state and/or local laws or regulations or lender requirements implemented as a result of the COVID-19 virus outbreak. Market fluctuations may affect our ability to obtain necessary funds for our operations from current lenders or new borrowings. The occurrence of any of the foregoing events or other related matters could materially and adversely affect our financial performance and our overall value.
Recent activity in the markets where our three properties are located is described below.
Atlanta, Georgia
Atlanta is recognized as the transportation, communication, industrial, and cultural center of the southeastern United States. Atlanta’s central location within a nine-state region has been a major factor in its economic success. Home to major corporations such as UPS, Delta Airlines and Coco-Cola, Atlanta has remained successful in attracting major corporate expansions and relocations that have brought thousands of new jobs (and major real estate projects) to the region. Recent corporate expansions in the market by Google, Microsoft and Facebook continue to highlight its appeal to multi-national corporations and their workers. According to CoStar, annual employment growth has averaged 2.0% for the last 10 years, compared to the U.S. average of 0.9%, and the next five years are forecasted to grow at an average of 1.3% per year, outpacing the forecast for the U.S.
The neighborhood where Cottonwood Westside is located has shown growth over recent years. The neighborhood currently has an upper-middle and upper-income demographic profile. Nearby Georgia Tech University is a key driver for job and population growth in the immediate area.
Charlotte, North Carolina
Charlotte has produced strong domestic in-migration and employment growth due to its relative appeal to young adults resulting from diverse, high-paying employment opportunities, relatively lower cost of living and a vibrant live/work/play lifestyle. Due to these trends, favorable demographics are expected to continue to support strong performance in the multifamily sector. The past ten years have produced 2.0% annual growth in employment while CoStar is forecasting 2.0% annual growth for the next five years as well. Additionally, Green Street Advisors currently ranks Charlotte #1 out of its top 50 MSAs for five-year forecasted “Market RevPAF” growth (Green Street’s single measure of revenue growth that combines changes in market-level occupancy and rent).

Alpha Mill is located in an improving neighborhood, just outside of Charlotte’s central business district. The neighborhood has experienced population and household increases over the past 18 years. The median household income levels indicate a solid middle-to-upper income community. The area is adequately serviced by area highways, and public transportation.
Tampa, Florida
Robust population growth and a thriving economy have driven strong multifamily demand in the Tampa market. Tampa’s strong recent population growth is attributable to its desirable coastal location with a business-friendly economy (no state income tax, low corporate taxes), comparatively lower cost of living, and many projects aiming to revitalize its employment nodes and entertainment hubs. Employment growth in Tampa has averaged 2.0% over the last ten years, while growth is expected to continue at a clip of 1.4% per year for the next five years.
The neighborhood where The Marq Highland Park is located has shown moderate growth over the past five years. The neighborhood currently has an above average income demographic profile. The major attraction to this area is its close proximity to the major roadways, employment centers and shopping. The quality and quantity of community services and infrastructure are generally good as well.
Critical Accounting Policies
The preparation of financial statements in accordance with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our experience, the experience of our management, and industry data. We consider these policies critical because we believe understanding these policies is necessary in order to understand and evaluate our reported financial results. These policies may involve significant judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures in the financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.
We believe our accounting policy for evaluating potential impairment of our investments in joint ventures is critical. Please refer to Note 2 included in the consolidated financial statements contained in this report for a more thorough discussion of our accounting policies and procedures.
Results of Operations
We owned our 90% membership interests in three joint ventures formed by us and subsidiaries of CROP during all of the years ended December 31, 2020 and 2019. Our operating results during the years ended December 31, 2020 and 2019 were as follows:
(Amounts in thousands, except share and per share data)	2020	2019
Equity in losses of joint ventures	$(885)	$(1,323)
Asset management fee to related party	(1,108)	(1,054)
Other expenses	(629)	(277)
Net loss	$(2,622)	$(2,654)
Net loss per basic and diluted common shares	$(0.53)	$(0.53)
Weighted average common shares outstanding, basic and diluted	4,924,904	4,974,184

Equity in losses of joint ventures are attributable to our 90% investment in the three properties and was comprised of the following:
	For the Six Months Ended				For the Six Months Ended
(Amounts in thousands)	June 30, 2020	December 31, 2020	Total	Equity in Earnings (Losses) at 90%	June 30, 2019	December 31, 2019	Total	Equity in Earnings (Losses) at 90%
Revenues
Rental and other operating income	$6,359	$6,314	$12,673	$11,406	$6,393	$6,358	$12,751	$11,476
Operating expenses
Rental operations expense	2,357	2,325	4,682	4,214	2,380	2,186	4,566	4,109
Advertising and marketing	80	88	168	151	81	93	174	157
General and administrative	101	99	200	180	97	118	215	194
Property management fees	224	220	444	400	224	222	446	401
Total operating expenses	2,762	2,732	5,494	4,945	2,782	2,619	5,401	4,861
Net operating income	3,597	3,582	7,179	6,461	3,611	3,739	7,350	6,615
Non operating expenses (income)
Interest on Fannie Mae facility	1,637	1,478	3,115	2,804	1,820	1,792	3,612	3,251
Depreciation and amortization	2,397	2,405	4,802	4,322	2,364	2,384	4,748	4,273
Mark to market adjustments on interest rate caps	(1)	58	57	51	296	133	429	386
Other non operating expenses (income)	85	103	188	169	17	14	31	28
Net loss	$(521)	$(462)	$(983)	$(885)	$(886)	$(584)	$(1,470)	$(1,323)
Our net loss was $2.6 million and $2.7 million for the years ended December 31, 2020 and 2019, respectively. Equity in losses of joint ventures are attributable to our 90% investment in three properties. The decrease in equity in losses of joint ventures in 2020 compared to 2019 was primarily driven by mark-to-market adjustment charges on interest rate caps during 2019 that were minimal during 2020, as well as lower variable interest rates on our Fannie Mae facility, which fluctuates with changes in the 1-month LIBOR rate. The decrease in equity in losses of joint ventures in 2020 compared to 2019 was largely offset by increases in other expenses, primarily due to non-recurring legal and financial advisor costs incurred related to our evaluation of a strategic merger transaction (as described in Item 1. “Business”), as well as interest expenses incurred in 2020 related to the promissory note to our advisor.
We expect our operating results to fluctuate based on occupancy at the multifamily properties owned by our joint ventures, based on uncertainty and possible business disruptions as a result of the COVID-19 pandemic, as well as fluctuations that result due to changes in interest rates. In addition, the consummation of the Merger will result in a material change to our operations as we will merge with and into a wholly owned subsidiary of CCI. Refer to Note 3 in our consolidated financial statements in “Item 7. Consolidated Financial Statements” for further details on individual property operating information.
Liquidity and Capital Resources
Our primary sources of liquidity are cash and cash equivalents on hand, lender held escrow reserves, and cash flow generated from operations. Other sources may include additional borrowings from our facility or loans from CROP or its affiliates. CROP and its affiliates may, but are not obligated to, lend us money. All of the terms and conditions of such loans shall be determined by us and CROP; provided however that the interest rate on any such loan shall not exceed the 10-year Treasury rate plus 600 basis points.
In April 2020, we borrowed from Cottonwood Communities Advisors, LLC, the parent entity of CC Advisors I, our asset manager. In connection with the borrowing, we executed a promissory note in favor of Cottonwood Communities Advisors, LLC. As of December 31, 2020, the outstanding principal balance on the promissory note was $996 thousand and we may borrow up to $2.0 million under the promissory note. The unpaid principal under the promissory note bears simple interest from the date advanced at the rate of 6% per annum, or the maximum amount of interest allowed under the laws of the State of Utah, whichever is less. We may prepay the unpaid principal balance under the promissory note, in whole or in part, together with all interest then accrued under the note, at any time, without premium or penalty. Pursuant to the promissory note and related amendments, we agreed to repay any advances plus any interest on the unpaid principal advanced under the note, by June 30, 2021. Effective January 1, 2021, Cottonwood Communities Advisors, LLC assigned this note to CROP. If the Merger is not consummated prior to the maturity date, we expect to either extend the maturity date with CROP or refinance the promissory note.
We intend to strengthen our capital and liquidity positions by continuing to focus on our core fundamentals at the property level. Factors which could increase or decrease our future liquidity include but are not limited to operating performance of the properties owned by our joint ventures, including the impact of COVID-19 on the properties owned by the joint ventures, volatility in interest rates, and the satisfaction of REIT dividend requirements.
Cash Flow
The following presents our summarized cash flows information for the years ended December 31, 2020 and 2019:
(Amounts in thousands)	2020	2019
Net cash provided by operating activities	$2,296	$2,595
Net cash used in financing activities	(2,255)	(3,297)
Net increase (decrease) in cash and cash equivalents	41	(702)
Cash and cash equivalents at beginning of period	260	962
Cash and cash equivalents at end of period	$301	$260
Distributions
Our Board of Directors authorized cash distributions equivalent to 5.75% of the original purchase price of $10 per share on an annualized basis through December 31, 2020. During the years ended December 31, 2020 and 2019, distributions of $2,832 and $2,857, respectively, were declared and paid (amounts in thousands). Total distributions as of December 31, 2020 were $11,525 (amount in thousands).
Non-GAAP Financial Measures
Funds from operations, or FFO, is a measure of the operating performance of a REIT and of our company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for our share of unconsolidated partnerships and joint ventures.
Our management also uses Core FFO as a measure of our operating performance. Core FFO excludes certain non-cash or non-routine items that we do not believe are reflective of our ongoing operating performance. Core FFO excludes from FFO amortization of debt issuance costs, mark-to-market adjustments on our interest rate caps, and transaction and other nonrecurring expenses. We believe excluding these items provides investors with a useful supplemental metric that directly addresses our ongoing operating performance.
Our calculation of Core FFO may differ from the methodology used for calculating Core FFO by other REITs and, accordingly, our Core FFO may not be comparable. We utilize FFO and Core FFO as measures of our operating performance, and believe these measures are also useful to investors because they facilitate an understanding of our operating performance after adjusting for certain non-cash expenses and other items not indicative of operating performance.
Neither FFO nor Core FFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and Core FFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor Core FFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and Core FFO calculation for the years ended December 31, 2020 and 2019 is as follows:
(Amounts in thousands, except share and per share data)	2020	2019
Net loss	$(2,622)	$(2,654)
Adjustments:
Depreciation and amortization - our share of joint ventures	4,322	4,273
FFO	1,700	1,619
Adjustments:
Amortization of our share of debt issuance costs	96	96
Mark to market adjustments on our share of interest rate caps	51	386
Transaction and other nonrecurring expenses	250	—
Core FFO	$2,097	$2,101
FFO per basic and diluted common shares	$0.35	$0.33
Core FFO per basic and diluted common shares	$0.43	$0.42
Weighted average common shares outstanding, basic and diluted	4,924,904	4,974,184
See “Results of Operations” above for further detail.
Related Party Arrangements
See Note 6 to our consolidated financial statements in “Item 7. Consolidated Financial Statements” for discussion on related party arrangements.

Item 3.	Directors and Officers
We operate under the direction of our board of directors. The board of directors is responsible for the management and control of our affairs. The current board members are Daniel Shaeffer (Chairman of the Board), Chad Christensen, Gregg Christensen and Kurt Wickham (independent director). The current Chief Executive Officer and President is Enzio Cassinis; the current Chief Financial Officer is Adam Larson; the current Chief Accounting Officer is Susan Hallenberg; the current Chief Investment Officer is Paul Fredenberg; and the current Chief Legal Officer is Gregg Christensen.
Investment Committee
We have established an investment committee that is charged with identifying and investigating potential investment opportunities for us. The investment committee analyzes and approves any investment to be made by us. The investment committee has seven committee members and is currently comprised of Enzio Cassinis, Adam Larson, Susan Hallenberg, Gregg Christensen, Paul Fredenberg, Daniel Shaeffer and Chad Christensen. The investment committee may request information from third parties in making its recommendations.
Executive Officers and Directors
The following table shows the names and ages of our current directors and executive officers and the positions held by each individual:
Name(1)	Positions	Age(2)	Term of Office
Enzio Cassinis	Chief Executive Officer, President and Investment Committee Member	43	October 2018 to Present(3) December 2015 to Present(5)
Adam Larson	Chief Financial Officer and Investment Committee Member	39	October 2018 to Present(3),(6)
Susan Hallenberg	Chief Accounting Officer and Treasurer and Investment Committee Member	53	October 2018 to Present(3),(6)
Gregg Christensen	Chief Legal Officer, Director and Investment Committee Member	52	June 2015 to Present
Paul Fredenberg	Chief Investment Officer and Investment Committee Member	44	October 2018 to Present(3) December 2015 to Present(5)
Daniel Shaeffer	Chairman of the Board, Director and Investment Committee Member	50	June 2015 to Present(4)
			December 2015 to Present(5)
Chad Christensen	Director and Investment Committee Member	48	June 2015 to Present(4)
			December 2015 to Present(5)
Kurt Wickham	Independent Director	51	April 2020 to Present
(1)	The address of each director and executive officer listed is 1245 Brickyard Road, Suite 250, Salt Lake City, Utah 84106.
(2)	As of March 31, 2021.
(3)	The current executive officers were appointed in October 2018.
(4)	The current directors were appointed in June 2015.
(5)	These investment committee members were appointed in December 2015.
(6)	These investment committee members were appointed in October 2018.
Enzio Cassinis has been our Chief Executive Officer since October 2018. In addition to serving as our Chief Executive Officer and President, Mr. Cassinis serves as the Chief Executive Officer and President of CCI, a Cottonwood-sponsored non-traded real estate investment trust conducting an offering of $750 million that is registered under the Securities Acts of 1933, and CMRII, another Cottonwood-sponsored real estate investment trust that raised $50 million in an offering that was qualified as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act. He also serves as the Chief Executive Officer for the current asset manager.
From June 2013 through September 2018, Mr. Cassinis served in various roles at Cottonwood Residential, Inc. Most recently, he served as the Senior Vice President of Corporate Strategy, where he was responsible for financial planning and analysis, balance sheet management and capital and venture formation activity. Prior to joining

Cottonwood Residential in June 2013, Mr. Cassinis was Vice President of Investment Management at Archstone, one of the largest apartment operators and developers in the U.S. and Europe. There, he negotiated transactions in both foreign and domestic markets with transaction volume exceeding several billion dollars in total capitalization. Prior to Archstone, Mr. Cassinis worked as an attorney with Krendl, Krendl, Sachnoff & Way, PC (now Kutak Rock LLP) from February 2003 to May 2006, focusing his practice on corporate law and merger and acquisition transactions.
Mr. Cassinis earned a Master of Business Administration and Juris Doctorate (Order of St. Ives) from the University of Denver, and a Bachelor of Science in Business Administration from the University of Colorado at Boulder and is a CFA® charterholder.
Adam Larson has been our Chief Financial Officer since October 2018. In addition to serving as our Chief Financial Officer, Mr. Larson also serves as the Chief Financial Officer of CCI and CMRII. He also serves as Chief Financial Officer for our current asset manager.
Through September 2018, Mr. Larson was the Senior Vice President of Asset Management of Cottonwood Residential, Inc. In this role he provided strategic guidance with respect to asset management, financial planning and analysis, and property operations. Prior to joining Cottonwood in June 2013, Mr. Larson worked in the Investment Banking Division at Goldman Sachs advising clients on mergers and acquisitions and other capital raising activities in the Real Estate, Consumer/Retail and Healthcare sectors.
Mr. Larson previously worked at Barclays Capital, Bonneville Real Estate Capital and Hitachi Consulting. Mr. Larson holds an MBA from the University of Chicago Booth School of Business, and a BS in Business Management from Brigham Young University where he also served as Student Body President.
Susan Hallenberg has been an officer of us since December 2015, and served as principal accounting officer and our principal financial officer in her role as Chief Financial Officer from December 2016 through September 2018. Ms. Hallenberg continues to serve as our principal accounting officer in her position as Chief Accounting Officer and Treasurer, which positions she has held since October 2018. Ms. Hallenberg also serves as Chief Accounting Officer and Treasurer of CCI and CMRII. She is also Chief Financial Officer and Treasurer of Cottonwood Multifamily Opportunity Fund, Inc. (“CMOF”), a Cottonwood-sponsored program conducting a $50 million offering that was qualified as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act. Ms. Hallenberg is also the Chief Financial Officer and Treasurer of CRII and its predecessor entity, positions she has held since May 2005.
Prior to joining Cottonwood, Ms. Hallenberg served as Acquisitions Officer for Phillips Edison & Company, a real estate investment company. She also served as Vice President for Lend Lease Real Estate Investments, where her responsibilities included financial management of a large mixed-use real estate development project and the underwriting, financing and reporting on multifamily housing development opportunities in the Western United States using tax credit, tax-exempt bond, and conventional financing. She also worked for Aldrich Eastman & Waltch for two years as an Assistant Portfolio Controller.
Ms. Hallenberg started her career at Ernst & Young where she worked in the firm’s audit department for four years. Ms. Hallenberg holds a BA in Economics/Accounting from The College of the Holy Cross.
Gregg Christensen has served as our Chief Legal Officer and one of our directors since June 2015. Mr. Christensen also serves as the Executive Vice President, Secretary, General Counsel and a Director of CRII and its predecessor entities since 2007. He holds similar officer positions with CCI, CMRII and CMOF. In addition, he serves as a director of CMOF and CMRII. Mr. Christensen oversees and coordinates all legal aspects of Cottonwood Residential II, Inc. and its affiliates, including our company, and is also actively involved in operations, acquisitions, and due diligence activities for us and our affiliates.
Prior to joining Cottonwood Residential, Inc., Mr. Christensen was a principal, managing director and general counsel of Cherokee & Walker, an investment company focused on real estate investments and private equity investments in real estate related companies. Previously, Mr. Christensen practiced law with Nelson & Senior in Salt Lake City. His areas of practice included real estate and corporate law. He is a member of the Utah State Bar, as well as the Bar of the United States District Court for the District of Utah. Mr. Christensen has been involved in real estate development, management, acquisition, disposition and financing for more than 24 years.

Mr. Christensen holds an Honors Bachelor of Arts Degree in English from the University of Utah and a Juris Doctorate Degree from the University of Utah, S.J. Quinney College of Law. Gregg Christensen and Chad Christensen are brothers.
Paul Fredenberg has been our Chief Investment Officer since October 2018. In addition to serving as our Chief Investment Officer, Mr. Fredenberg serves as the Chief Investment Officer of CCI, CMRII, and our asset manager, positions he has held since October 2018.
Through September 2018, Mr. Fredenberg served as the Senior Vice President of Acquisitions of Cottonwood Residential, Inc. a position he had held since September 2005. As Senior Vice President of Acquisitions, he focused exclusively on sourcing and evaluating new multifamily investment opportunities for Cottonwood Residential, Inc. Prior to joining Cottonwood in 2005, Mr. Fredenberg worked in the Investment Banking division of Wachovia Securities advising clients on mergers and acquisitions activities across multiple industries. He has also held investment banking and management consulting positions at Piper Jaffray and the Arbor Strategy Group.
Mr. Fredenberg holds an MBA from the Wharton School at the University of Pennsylvania, an MA in Latin American Studies from the University of Pennsylvania, and a BA in Economics from the University of Michigan, Ann Arbor.
Daniel Shaeffer has served as one of our Directors since June 2015 and as our Chairman of the Board since October 2018. He was formerly our Chief Executive Officer from June 2015 through September 2018. Mr. Shaeffer also has served as the Chief Executive Officer and a Director of CRII and its predecessor entities since 2004. He is also a director of CCI, CMRII and CMOF. In addition, he serves as Chief Executive Officer of CMOF. Mr. Shaeffer’s primary responsibilities include overseeing acquisitions, capital markets and strategic planning for CRII and its affiliates.
Before co-founding Cottonwood Capital, LLC, a predecessor to CRII, in 2004, Mr. Shaeffer worked as a senior equities analyst with Wasatch Advisors of Salt Lake City. Prior to joining Wasatch Advisors, Mr. Shaeffer was a Vice President of Investment Banking at Morgan Stanley. Mr. Shaeffer began his career with Ernst & Young working in the firm’s audit department. Mr. Shaeffer has been involved in real estate development, management, acquisition, disposition and financing for more than 15 years.
Mr. Shaeffer holds an International MBA from the University of Chicago Graduate School of Business and a BS in Accounting from Brigham Young University and is a Certified Public Accountant.
Chad Christensen has served as one of our Directors since June 2015 and was formerly our President and Chairman of the Board from June 2015 through September 2018. Mr. Christensen also has served as the President and a Director of CRII and its predecessor entities since 2004. He is also a director of CCI, CMRII and CMOF. In addition, he serves as President and Chairman of the Board of CMOF. Mr. Christensen oversees financial and general operations for CRII and its affiliates. Mr. Christensen is also actively involved in acquisitions, marketing and capital raising activities for CRII and its affiliates.
Before co-founding Cottonwood Capital, LLC, a predecessor to CRII, in 2004, Mr. Christensen worked with the Stan Johnson Company, a national commercial Real Estate Brokerage firm in Tulsa, Oklahoma. Early in his career, Mr. Christensen founded Paramo Investment Company, a small investment management company. Mr. Christensen has been involved in real estate development, management, acquisition, disposition and financing for more than 17 years.
Mr. Christensen holds a MBA from The Wharton School at the University of Pennsylvania with an emphasis in Finance and Real Estate and a BA in English from the University of Utah. Mr. Christensen also holds an active real estate license. Chad Christensen and Gregg Christensen are brothers.
Kurt Wickham has served as an independent Director since April 2020. Mr. Wickham has served as the Vice President for West Nonpublic Holdings, the private equity and real estate investment vehicle for the Gary & Mary West family office, since 2015. Prior to joining the West organization, in 2009 Mr. Wickham co-founded boutique investment banking and mergers and acquisitions firm W Partners Group. From 2003 to 2009, Mr. Wickham was a Managing Director at Relational Advisors, where he focused on mergers and acquisitions and private placements of equity and debt capital. Prior to joining Relational Advisors, Mr. Wickham was a Vice President and cross-border specialist in the Global Mergers & Acquisitions Group of Credit Suisse in New York, where he was involved in complex cross-border transactions for publicly traded and large private multinational companies.

Mr. Wickham began his career as a member of Ernst & Young's M&A Advisory and an auditor with the accounting firm’s Consumer Products and Entrepreneurial Services groups based in Dallas and Chicago. Mr. Wickham received his Bachelor of Science, Accounting, Master of Accountancy and International Certificate from Brigham Young University.
Compensation of Executive Officers
As described above, certain of the executive officers of CRII and its affiliates also serve as our executive officers. Each of these individuals receive compensation for his or her services, including services performed by CROP for us on behalf of our asset manager and property manager and their affiliates. As executive officers of our asset manager and property manager, these individuals will manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our asset manager and property manager, we do not intend to pay any compensation directly to these individuals. More information regarding the compensation of our officers and affiliated directors and our asset manager and property manager can be found here. We pay our independent director a retainer of $35,000 for his service on the Special Committee formed to evaluate the Merger.

Item 4.	Security Ownership of Management and Certain Securityholders
The following table sets forth the beneficial ownership of our shares of common stock as of April 6, 2021, for each person or group that holds more than 10% of our shares of common stock, for each director, executive officer and for the directors and executive officers as a group. To our knowledge, each person that beneficially owns our shares of common stock has sole voting and disposition power with regards to such shares.
Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 1245 Brickyard Road, Suite 250, Salt Lake City, Utah 84106.
Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percent of All Shares
Daniel Shaeffer(2)	1,021	*
Chad Christensen(2)	1,021	*
Gregg Christensen(2)	1,021	*
Enzio Cassinis	—	—
Adam Larson	—	—
Susan Hallenberg	—	—
Paul Fredenberg	—	—
Kurt Wickham	—	—
All executive officers and directors as a group (8 persons)	1,021	*
*	Less than 1% of all shares.
(1)
Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)
CROP owns 1,021 shares of our common stock. CROP is managed by its general partner, CRII. CRII is managed by its board of directors, which currently consists of Daniel Shaeffer, Chad Christensen, Gregg Christensen, Jonathan Gardner and Philip White. The board of directors of CRII, as the general partner of CROP, has the voting and investment control of the shares of our common stock held by CROP.

Item 5.	Interest of Management and Others in Certain Transactions
Set forth below is a description of the material transactions between our affiliates and us since 2019, as well as any currently proposed material transactions.
As further described below, we have entered into agreements with certain affiliates pursuant to which they provide services to us. Cottonwood Capital Property Management II, LLC (“CCPM II”) is our sponsor, was our asset manager through February 28, 2019 and is our property manager. CCPM II is an indirect wholly owned subsidiary of CROP. Daniel Shaeffer, Chad Christensen and Gregg Christensen are our affiliated directors and are three of the five directors of CRII, the general partner of CROP. Effective as of March 1, 2019, following the restructuring of the entity through which we receive our asset management services (as described in additional detail below under “— March 2019 Restructuring of Our Asset Manager”), CC Advisors I, LLC (“CC Advisors I”) has acted as our asset manager. CCI Advisors I is indirectly owned by Cottonwood Capital Management and two entities in which all of our officers and affiliated directors have an ownership interest.
Our affiliated directors and officers hold key positions at CROP and its affiliates, including at our property manager and asset manager. They are not compensated by us but are responsible for our management and affairs.
Our Relationship with CC Advisors I
Our asset manager provides asset management services to us with respect to managing, operating, directing and supervising our operations and administration. Among the services provided by our asset manager under the terms of our asset management agreement are the following:
•	performing and supervising our administrative functions either directly or through access to our asset manager’s employees or contractors;
•	selecting service providers and entering into service contracts for us and our properties;

•	performing due diligence and underwriting duties as required by our board of directors in connection with the acquisition or disposition of our investments;
•	monitoring and evaluating the performance of our investments and managing our relationships with our joint venture partners;
•	overseeing each property manager’s performance;
•	assisting us with respect to recommendations regarding capital improvements, payment and contestation of property and other taxes, and insurance policies for us and our joint ventures;
•	arranging for financing and refinancing of our properties;
•	providing cash management services for us; and
•	performing any other services reasonably requested by us.
Our asset manager is subject to the supervision of our board of directors and only has such authority as we may delegate to it as our agent. We initially entered into an asset management agreement with CCPM II in May 2016, which was assigned to our current asset manager, CC Advisors I, effective March 1, 2019. The current term of the agreement expires on December 31, 2023. Under the terms of the asset management agreement, we pay an asset management fee to our asset manager.
Asset Management Fee. Our asset manager receives an annual asset management fee, payable monthly, of 0.75% of the gross book value of our assets prior to establishment of the net asset value. Our asset manager will receive an annual asset management fee of 0.75% of our gross asset value thereafter. For the years ended December 31, 2020 and 2019, we incurred asset management fees of $1,108 and $1,054, respectively (amounts in thousands).
Our Relationship with Cottonwood Capital Property Management II, LLC
CCPM II, our asset manager and property manager through February 28, 2019 and our current property manager following the restructuring of our asset manager as described below, manages, operates and maintains our properties under the terms of property management agreements. Under the terms of the property management agreements, our property manager receives the following fees.
Property Management Fee. For property management services, our property manager receives a property management fee equal to 3.5% of the annual gross revenues of the multifamily apartment communities that it manages for us. Our property manager is also reimbursed for expenses incurred on behalf of their management duties in accordance with the property management agreement. During the years ended December 31, 2020 and 2019, property management fees charged to the three properties were $444 and $446, respectively (amounts in thousands).
Construction Management Fee. Our property manager will receive for its services in supervising any renovation or construction project in excess of $5,000 in or about each property a construction management fee equal to 5% of the cost of the amount that is expended (including related professional services and any supervisory onsite personnel). Construction management fees paid to our property manager were not significant for the years ended December 31, 2020 and 2019.
In addition to the fees paid to our property manager under the property management agreements, our property manager is entitled to receive the following fees under the terms of the Property Management Three-Party Agreement dated March 1, 2019 among CMRI OP, CROP and our property manager.
Property Management Corporate Service Fee. Our property manager allocates a flat fee each month to each of the joint ventures which is intended to fairly allocate the overhead costs incurred by our property manager and its affiliated entities with respect to the management of all assets. This fee may vary depending on the number of assets managed and the actual overhead expenses incurred. Our property manager will have the right to retain any excess between actual costs and the amount of the fee charged. Property management corporate service fees paid to our property manager were not significant for the years ended December 31, 2020 and 2019.
Insurance Fee. A licensed insurance broker affiliated with our property manager receives 20% of the brokerage fee charged with respect to the placement of all insurance policies for our multifamily apartment communities. Insurance fees were not significant for the years ended December 31, 2020 and 2019.
Following consummation of the Merger, and subject to consummation of the CRII Merger, we expect property management for our properties will be performed by CCI’s employees.

Our Relationship with Cottonwood Communities Advisors Promote, LLC
CC Advisors Promote, an affiliate of our asset manager, is entitled to a promotional interest equal to 20% of the profits of each of our joint ventures after CMRI OP receives an 8% cumulative, noncompounded annual return on its capital. Previously this promotional interest was held by certain subsidiaries of CROP that acted as managing members of each of our joint ventures. In connection with the restructuring of our asset manager, as described below, CROP’s subsidiaries assigned their promotional interests to CROP which subsequently assigned the promotional interests to CC Advisors Promote effective as of March 1, 2019. CROP’s subsidiaries were not required to make any capital contributions to our joint ventures to obtain the promotional interest.
March 2019 Restructuring of Our Asset Manager
On March 28, 2019, we entered into various amendments to existing agreements and new agreements with our asset manager and property manager, CCPM II, and its affiliates, as a result of the determination to restructure the ownership of the entity that provides our asset management services. Effective March 1, 2019, our asset management services are provided by CC Advisors I. Our property management services continued to be provided by CCPM II under separate property management agreements entered into at the time we acquire a property. In addition, CC Advisors Promote holds the promotional interest in our joint ventures previously held by subsidiaries of CROP.
Loan from CCA
On April 20, 2020, we borrowed $579,000 from CCA, and we executed a promissory note in favor of CCA for advances up to an aggregate principal amount of $1,000,000 with a maturity date of September 30, 2020. On June 30, 2020, we amended and restated the promissory note to increase the aggregate principal amount up to $1,400,000 and extend the maturity date to December 31, 2020. On December 30, 2020, we again amended and restated our promissory note and agreed to repay any advances, up to an aggregate principal amount of $2,000,000 plus any interest on the unpaid principal advanced under the note, by June 30, 2021. The unpaid principal on the note bears simple interest from the date of the advance at a rate of 6% per annum (or the maximum amount of interest allowed under the laws of the state of Utah, if less) and is unsecured. We may prepay the principal balance under the note, in whole or in part, with all interest then accrued, at any time, without premium or penalty. CCA may, upon written demand, require us to repay outstanding amounts under the note, in whole or in part, but only if funds are available from the net proceeds of our Fannie Mae credit facility. As of December 31, 2020, the outstanding principal balance on the note was approximately $996,000 plus accrued interest of approximately $35,000. Effective January 1, 2021, CCA assigned this note to CROP. If the Merger is not consummated prior to the maturity date, we expect to either extend the maturity date with CROP or refinance the promissory note.
Pending Merger with CCI
Subject to the terms and conditions of the Merger Agreement, we will merge with and into Merger Sub with Merger Sub surviving the Merger, such that following the Merger, the surviving entity will continue as a wholly owned subsidiary of CCI. In accordance with the applicable provisions of the Maryland General Corporate Law, our separate existence will cease.
Currently Proposed Transactions
Other than as described above, there are no currently proposed material transactions with related persons other than those covered by the terms of the agreements described above.
Item 6.	Other Information
None.

Cottonwood Multifamily REIT I, Inc.

Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Independent Auditors' Report
The Board of Directors and Stockholders
Cottonwood Multifamily REIT I, Inc.:
We have audited the accompanying consolidated financial statements of Cottonwood Multifamily REIT I, Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cottonwood Multifamily REIT I, Inc. and its subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.
/s/KPMG LLP
Denver, Colorado
April 8, 2021

Cottonwood Multifamily REIT I, Inc.

Consolidated Balance Sheets
(Amounts in thousands, except share and par value data)
	December 31,
	2020	2019
Assets
Investments in joint ventures	$27,126	$31,478
Cash and cash equivalents	301	260
Related party receivables	—	13
Other assets	58	46
Total assets	$27,485	$31,797
Liabilities and equity
Liabilities:
Accounts payable and accrued liabilities	259	327
Related party payables	1,675	1,044
Promissory note to advisor	996	—
Total liabilities	2,930	1,371
Commitments and contingencies (Note 7)
Equity:
Preferred stock, $0.01 par value, 100,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 4,904,045 and 4,941,345 shares issued and outstanding at December 31, 2020 and 2019, respectively	49	49
Additional paid in capital	48,948	49,365
Accumulated distributions	(11,525)	(8,693)
Accumulated deficit	(12,917)	(10,295)
Total equity	24,555	30,426
Total liabilities and equity	$27,485	$31,797
See accompanying notes to consolidated financial statements

Cottonwood Multifamily REIT I, Inc.

Consolidated Statements of Operations
(Amounts in thousands, except share and per share data)
	Year Ended December 31,
	2020	2019
Equity in losses of joint ventures	$(885)	$(1,323)
Asset management fee to related party	(1,108)	(1,054)
Other expenses	(629)	(277)
Net loss	$(2,622)	$(2,654)

Net loss per basic and diluted common shares	$(0.53)	$(0.53)
Weighted average common shares outstanding, basic and diluted	4,924,904	4,974,184
See accompanying notes to consolidated financial statements

Cottonwood Multifamily REIT I, Inc.

Consolidated Statements of Equity
(Amounts in thousands, except share data)
	Common Stock
	Shares	Amount	Additional Paid in Capital	Accumulated Distributions	Accumulated Deficit	Total Equity
Balance at December 31, 2018	4,984,700	$50	$49,802	$(5,836)	$(7,641)	$36,375
Common stock repurchases	(43,355)	(1)	(437)	—	—	(438)
Distributions to investors	—	—	—	(2,857)	—	(2,857)
Net loss	—	—	—	—	(2,654)	(2,654)
Balance at December 31, 2019	4,941,345	$49	$49,365	$(8,693)	$(10,295)	$30,426
Common stock repurchases	(37,300)	—	(417)	—	—	(417)
Distributions to investors	—	—	—	(2,832)	—	(2,832)
Net loss	—	—	—	—	(2,622)	(2,622)
Balance at December 31, 2020	4,904,045	$49	$48,948	$(11,525)	$(12,917)	$24,555
See accompanying notes to consolidated financial statements

Cottonwood Multifamily REIT I, Inc.

Consolidated Statements of Cash Flows
(Amounts in thousands)
	Year Ended December 31,
	2020	2019
Operating activities
Net loss	$(2,622)	$(2,654)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in losses of joint ventures	885	1,323
Distributions of capital from joint ventures	3,467	3,009
Changes in operating assets and liabilities:
Related party receivables	13	(13)
Other assets	(12)	(21)
Accounts payable and accrued liabilities	(66)	38
Related party payables	631	913
Net cash provided by operating activities	2,296	2,595

Financing activities
Promissory note to advisor	996	—
Common stock repurchases	(417)	(438)
Distributions to common stockholders	(2,834)	(2,859)
Net cash used in financing activities	(2,255)	(3,297)
Net increase (decrease) in cash and cash equivalents	41	(702)
Cash and cash equivalents at beginning of period	260	962
Cash and cash equivalents at end of period	$301	$260
See accompanying notes to consolidated financial statements

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements
(Amounts in thousands, except share data)
Note 1 - Organization and Business
Cottonwood Multifamily REIT I, Inc. (the “Company”) is a Maryland corporation formed on June 22, 2015 to invest in multifamily apartment communities and real estate related assets in the United States primarily through joint ventures with Cottonwood Residential O.P., LP (“CROP”). Substantially all of the Company’s business is conducted through Cottonwood Multifamily REIT I O.P., LP (the “Operating Partnership”), a Delaware limited partnership. The Company is a limited partner and the sole member of the general partner of the Operating Partnership. As used herein, the term “Company”, “we”, “our” or “us” includes the Company, the Operating Partnership and its subsidiaries, unless the context indicates otherwise.
A subsidiary of CROP, Cottonwood Capital Property Management II, LLC (“CCPM II” or “our sponsor”), sponsored the formation of the Company and the offering of up to $50 million in shares of common stock at a purchase price of $10.00 per share through a Tier 2 Regulation A plus offering with the SEC (“our Offering”). The SEC qualified the offering in May 2016. We completed our Offering in April 2017, raising the full $50 million.
Our sponsor paid all of the selling commissions and managing broker-dealer fees and the organizational and offering expenses related to our Offering. We have an asset management agreement whereby we pay an affiliate of our sponsor an asset management fee. Our sponsor is also the sole property manager for the properties acquired by the joint ventures.
Restructuring of Asset Manager
As a result of the determination by CROP to restructure the ownership of our asset manager, effective March 1, 2019, our asset management agreement was assigned to an affiliate of CROP, CC Advisors I, LLC (“CC Advisors I”). As our new asset manager, CC Advisors I is responsible for the asset management services rendered to us. Property management services will continue to be provided by CCPM II.
CROP continues to have an indirect ownership interest in the new asset manager, CC Advisors I; however, two additional entities in which employees of CROP and its affiliates have an ownership interest also have an indirect ownership interest in our new asset manager. As our asset manager is an affiliate of CROP, our new asset manager will rely on the expertise and experience of CROP to provide our asset management services. In addition, as part of the restructuring, a new entity, Cottonwood Communities Advisors Promote, LLC (“CC Advisors Promote”), owns the promotional interest in us previously held by CROP. The fees and services to be provided to us remain unchanged following these changes.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements
(Amounts in thousands, except share data)
The following chart illustrates our corporate structure and ownership percentages as of December 31, 2020:

The Company is structured as an umbrella partnership REIT and contributed all net proceeds from our Offering to the Operating Partnership. In return for those contributions, the Company received Operating Partnership Units (“OP Units”) in the Operating Partnership equal to the number of shares of common stock (“Common Stock”) the Company issued, maintaining a one-for-one relationship in OP Units issued to the Company and Common Stock issued by the Company. Therefore, holders of Common Stock share in the profits, losses and cash distributions of the Operating Partnership in the same proportion as their ownership in the Company.
COVID-19
One of the most significant risks and uncertainties facing the real estate industry generally continues to be the effect of the ongoing public health crisis of the novel coronavirus disease (COVID-19) pandemic. During the year ended December 31, 2020, the multifamily apartment communities owned by our joint ventures did not experience significant disruptions in our operations from the COVID-19 pandemic; however we continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our business, including how the pandemic will impact tenants at the multifamily apartment communities owned by our joint ventures.
Note 2 - Summary of Significant Accounting Policies
Principles of Consolidation and Basis of Presentation
The consolidated financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements
(Amounts in thousands, except share data)
The joint ventures are variable interest entities (“VIEs”). Generally, VIEs are legal entities in which the equity investors do not have the characteristics of a controlling financial interest or the equity investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. All VIEs for which we are the primary beneficiary are consolidated. Qualitative and quantitative factors are considered in determining whether we are the primary beneficiary of a VIE, including, but not limited to, which activities most significantly impact economic performance, which party controls such activities, the amount and characteristics of our investments, the obligation or likelihood for us or other investors to provide financial support, and the management relationship of the property.
The Company consolidates the Operating Partnership and control of the joint ventures is shared equally between CROP and us. We are not considered the primary beneficiary of the joint ventures as our sponsor, who is a subsidiary of CROP, is most closely associated with joint venture activities through their asset and property management agreements. As a result, our investments in joint ventures are recorded under the equity method of accounting on the consolidated financial statements.
Use of Estimates
We make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated financial statements as well as the amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.
Organization and Offering Costs
Organization costs include all expenses incurred in connection our formation, including but not limited to legal fees and other costs to incorporate the Company. Offering costs include all expenses incurred in connection with the offering, including managing broker-dealer fees and selling commissions. All organization and offering costs were paid by our sponsor. We will not incur any liability for or reimburse our sponsor for any of these organizational and offering costs. Total offering costs incurred by our sponsor in connection with our Offering were approximately $6,176. Organizational costs incurred by our sponsor were not significant.
Investments in Joint Ventures
Under the equity method of accounting, our investments in joint ventures are stated at cost, adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings or losses is generally recognized based on our ownership interest in the earnings or losses of the joint ventures. For the purposes of presentation in the consolidated statements of cash flows, we follow the “look through” approach for classification of distributions from unconsolidated real estate assets. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the entity’s sale of assets), in which case it is reported as an investing activity.
We assess potential impairment of investments in joint ventures whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is not considered temporary, the impairment is measured as the excess of the carrying amount of the investment over the fair value of the investment. We have not recognized impairment on any of our joint venture investments.
Cash and Cash Equivalents
We maintain our cash in demand deposit accounts at major commercial banks. Balances in individual accounts at times exceeds FDIC insured amounts. We have not experienced any losses in such accounts.
Income Taxes
We elected to be taxed as a REIT as of January 1, 2016. As a REIT, we are not subject to federal income tax with respect to that portion of our income that meet certain criteria and is distributed annually to shareholders. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income, excluding net capital gains, to shareholders. We have adhered to, and intend to continue to adhere to, these requirements to maintain REIT status.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements
(Amounts in thousands, except share data)
If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not qualify as a REIT for four subsequent taxable years. As a qualified REIT, we are still subject to certain state and local taxes and may be subject to federal income and excise taxes on undistributed taxable income. For the years ended December 31, 2020 and 2019, 100% (unaudited) of all distributions to stockholders qualified as a return of capital.
Note 3 - Investments in Joint Ventures
Our investment activity in our joint ventures is as follows:
	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
2018 carrying value	$11,405	$13,469	$10,936	$35,810
Equity in losses	(440)	(522)	(361)	(1,323)
Distributions	(1,016)	(840)	(1,153)	(3,009)
2019 carrying value	$9,949	$12,107	$9,422	$31,478
Equity in losses	(326)	(406)	(153)	(885)
Distributions	(1,169)	(873)	(1,425)	(3,467)
2020 carrying value	$8,454	$10,828	$7,844	$27,126
Operational information for the properties owned by our joint ventures for the years ended December 31, 2020 and 2019 is as follows:
Year Ended December 31, 2020	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total	Equity in Earnings (Losses) at 90%
Revenues
Rental and other operating income	$4,417	$3,539	$4,717	$12,673	$11,406
Operating expenses
Rental operations expense	1,371	1,486	1,825	4,682	4,214
Advertising and marketing	63	47	58	168	151
General and administrative	77	64	59	200	180
Property management fees	155	124	165	444	400
Total operating expenses	1,666	1,721	2,107	5,494	4,945

Net operating income	2,751	1,818	2,610	7,179	6,461
Non operating expenses
Interest on Fannie Mae facility	1,204	859	1,052	3,115	2,804
Depreciation and amortization	1,734	1,376	1,692	4,802	4,322
Mark to market adjustments on interest rate caps	23	17	17	57	51
Other non operating expenses	152	17	19	188	169
Net loss	$(362)	$(451)	$(170)	$(983)	$(885)

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements
(Amounts in thousands, except share data)
Year Ended December 31, 2019	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total	Equity in Earnings (Losses) at 90%
Revenues
Rental and other operating income	$4,476	$3,619	$4,656	$12,751	$11,476
Operating expenses
Rental operations expense	1,312	1,482	1,772	4,566	4,109
Advertising and marketing	60	57	57	174	157
General and administrative	85	67	63	215	194
Property management fees	157	126	163	446	401
Total operating expenses	1,614	1,732	2,055	5,401	4,861

Net operating income	2,862	1,887	2,601	7,350	6,615
Non operating expenses
Interest on Fannie Mae facility	1,410	992	1,210	3,612	3,251
Depreciation and amortization	1,708	1,364	1,676	4,748	4,273
Mark to market adjustments on interest rate caps	217	105	107	429	386
Other non operating expenses	16	5	10	31	28
Net loss	$(489)	$(579)	$(402)	$(1,470)	$(1,323)
Summarized balance sheet information for the properties owned by the joint ventures is as follows:
December 31, 2020	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
Real estate assets, net	$45,028	$37,105	$37,326	$119,459
Other assets	766	710	743	2,219
Fannie Mae facility	36,265	25,655	32,260	94,180
Other liabilities	345	217	244	806
Equity	9,184	11,943	5,565	26,692
December 31, 2019	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
Real estate assets, net	$46,574	$38,436	$38,952	$123,962
Other assets	870	814	938	2,622
Fannie Mae facility	36,265	25,655	32,260	94,180
Other liabilities	333	230	312	875
Equity	10,846	13,365	7,318	31,529
The excess of cost over our share of net assets of our investments in joint ventures is approximately $3,100 at December 31, 2020 and 2019, and relates to acquisition date accounting differences.
Note 4 - Stockholders' Equity
Our charter authorizes the issuance of up to 1,000,000,000 shares of common stock at $0.01 par value per share and 100,000,000 shares of preferred stock at $0.01 par value per share.
Voting Common Stock
Holders of our common stock are entitled to receive dividends when authorized by the board of directors, subject to any preferential rights of outstanding preferred stock. Holders of common stock are also entitled to one vote per share on all matters submitted to a shareholder vote, including election of directors to the board, subject to certain restrictions. As of December 31, 2020, and 2019, we had outstanding shares of 4,904,045 and 4,941,345, respectively. Our sponsor owns 1,021 shares.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements
(Amounts in thousands, except share data)
Preferred Stock
The board of directors is authorized, without approval of common shareholders, to provide for the issuance of preferred stock, in one or more classes or series, with such rights, preferences and privileges as the board of directors approves. No preferred stock was issued and outstanding as of December 31, 2020 and 2019.
Distributions
Distributions are determined by the board of directors based on the Company’s financial condition and other relevant factors. Should cash flows from operations not cover distributions, we may look to third party borrowings, including CROP or its affiliates, to fund distributions. We may also use funds from the sale of assets or from the maturity, payoff or settlement of debt investments for distributions not covered by operating cash. Distributions for the years ended December 31, 2020 and 2019 were $2,832 and $2,857, respectively.
Note 5 - Joint Venture Distributions
Cash from operations of the individual joint ventures after payment of property management fees shall be distributed to provide a preferred return of up to 8% on invested capital in the joint venture. Profits will then be allocated 50% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 50% to CC Advisors Promote until CC Advisors Promote has received an amount equal to 20% of all distributions. Profits after the above distributions will be allocated 80% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 20% to CC Advisors Promote.
Note 6 - Related Party Transactions
Our affiliated directors and officers hold key positions at CROP and its affiliates, including at our property manager and asset manager. They are not compensated by us but are responsible for the management and affairs of the Company.
Asset Management Fee
CC Advisors I, which certain officers and our affiliated directors have an indirect ownership interest in, provides asset management services for the Company subject to the board of directors’ supervision. As compensation for those services, CC Advisors I receives a fee of 0.75% of gross assets, defined initially as the gross book value of our assets and subsequently as gross asset value once NAV is established. For the years ended December 31, 2020 and 2019, we incurred asset management fees of $1,108 and $1,054, respectively.
Property Management Fee
Our sponsor provides property management services for multifamily apartment communities acquired by the joint ventures and receives a fee of 3.5% of gross revenues of each property managed for these services. Our sponsor is also reimbursed for expenses incurred on behalf of their management duties in accordance with the property management agreement. During the years ended December 31, 2020 and 2019, property management fees charged to the three properties were $444 and $446, respectively.
Construction Management Fee
Our sponsor will receive for its services in supervising any renovation or construction project in excess of $5 in or about each property a construction management fee equal to 5% of the cost of the amount that is expended. Construction management fees were not significant for the years ended December 31, 2020 and 2019.
Property Management Corporate Service Fee
Our sponsor allocates a flat fee each month to each of the joint ventures which is intended to fairly allocate the overhead costs incurred by our sponsor and its affiliated entities with respect to the management of all assets. This fee may vary depending on the number of assets managed and the actual overhead expenses incurred. Our sponsor will have the right to retain any excess between actual costs and the amount of the fee charged. Property management corporate service fees were not significant for the years ended December 31, 2020 and 2019.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements
(Amounts in thousands, except share data)
Insurance Fee
A licensed insurance broker affiliated with our sponsor receives 20% of the brokerage fee charged with respect to the placement of all insurance policies for the multifamily apartment communities. Insurance fees were not significant for the years ended December 31, 2020 and 2019.
Promotional Interest
CC Advisors Promote, which certain officers and our affiliated directors have an indirect ownership interest in, and will receive a 20% promotional interest after an 8% preferred return on invested capital.
Promissory Note to Advisor
On April 20, 2020, we borrowed $579 from Cottonwood Communities Advisors, LLC, the parent entity of CC Advisors I, LLC, our asset manager. In connection with the borrowing, we executed a promissory note in favor of Cottonwood Communities Advisors, LLC. Pursuant to the promissory note, we agreed to repay any advances, up to an aggregate principal amount of $1,000, plus any interest on the unpaid principal advanced under the note, by September 30, 2020. On June 30, 2020, we amended and restated our promissory note and agreed to repay any advances, up to an aggregate principal amount of $1,400, plus any interest on the unpaid principal advanced under the note, by December 31, 2020. On December 30, 2020, we again amended and restated our promissory note and agreed to repay any advances, up to an aggregate principal amount of $2,000, plus any interest on the unpaid principal advanced under the note, by June 30, 2021. The unpaid principal under the promissory note bears simple interest from the date advanced at the rate of 6% per annum, or the maximum amount of interest allowed under the laws of the State of Utah, whichever is less. We may prepay the unpaid principal balance under the promissory note, in whole or in part, together with all interest then accrued under the note, at any time, without premium or penalty. Cottonwood Communities Advisors, LLC may upon written demand require us to prepay outstanding amounts under the promissory note, in whole or in part, provided that funds are available from the Fannie Mae facility. The promissory note is unsecured. As of December 31, 2020, the outstanding principal balance on the promissory note was $996 plus accrued interest of $35. Effective January 1, 2021, Cottonwood Communities Advisors, LLC assigned this note to CROP. If the CMRI Merger discussed in Note 8 is not consummated prior to the maturity date, we expect to either extend the maturity date with CROP or refinance the promissory note.
Note 7 - Commitments and Contingencies
Economic Dependency
Under various agreements, we have engaged or will engage our sponsor or affiliates of our sponsor to provide certain services that are essential to us, including asset management services and other administrative responsibilities that include accounting services and investor relations. As a result of these relationships, we are dependent upon our sponsor. In the event that our sponsor is unable to provide us with the respective services, we would be required to find alternative providers of these services.
Liquidity Strategy
Our board of directors will try to determine which liquidity strategy would result in the greatest value for shareholders. A liquidity event will occur no later than December 31, 2023, which may be extended for two one-year periods in the sole discretion of our board of directors and an additional two one-year periods by a majority vote of the shareholders. If no extension is approved, an orderly sale of the Company’s assets will begin within a one-year period from the decision not to extend. If all extensions are approved, the final termination date would be December 31, 2027. The precise timing of sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to shareholders.
In the event that a listing occurs on or before the termination date, we will continue perpetually unless dissolved pursuant to a vote of the shareholders or any applicable provision of the Maryland General Corporation Law. A listing shall mean the commencement of trading of our common stock on any securities exchange registered as a national

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements
(Amounts in thousands, except share data)
securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of the board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by the shareholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders.
Right of First Refusal
If we or CROP desire to transfer all or a portion of membership interests in a joint venture, the non-transferring member shall have the option to purchase the transferring member’s membership interest on the same terms the transferring member intends to sell its interest to a third-party.
Share Repurchase Program
We have a share repurchase program that may enable stockholders to sell back to us up to 3% of the weighted average number of shares of common stock outstanding during the prior calendar year at the sole discretion and option of the board of directors. The board of directors may amend, suspend, or terminate the repurchase plan at any time in its sole discretion, upon 30 days’ written notice to the shareholders, if it believes that such action is in the best interest of the shareholders. In connection with the evaluation of the CMRI Merger (as defined below), the board of directors determined not to repurchase any shares during the fourth quarter of 2020 and suspended the share repurchase program upon entry into the CMRI Merger Agreement. If the CMRI Merger is not consummated, we expect our board of directors to resume the share repurchase program. Following the CMRI Merger, we expect that holders of our common stock may participate in the share repurchase program adopted by the board of directors of the acquiring company.
The repurchase price is subject to the following discounts, depending upon when the shares are repurchased:
Share Purchase Anniversary	Repurchase Price As a Percentage of Estimated Value(1)
Less than 1 year	No repurchase allowed
1 year	80%
2 years	85%
3 years	90%
4 years and thereafter	95%
In the event of a shareholder’s death or complete disability	95%
(1)
Estimated value equals Net Asset Value (“NAV”) as determined and disclosed by the board of directors. On December 13, 2019, the board of directors determined the value of our shares of common stock at $12.21 per share as of September 30, 2019, based on our net asset value. See the Form 1-U filed with the SEC on December 16, 2019 for additional information on our most recent NAV. Due to the negotiations and subsequent entry into the merger agreement discussed below in Note 8, the board of directors determined not to update our September 30, 2019 NAV. If the proposed merger is not consummated, our board of directors intends to update our NAV as of a more recent date.

The purchase price will further be reduced by amounts distributed to shareholders as a result of the sale of one or more of assets constituting a return of capital. During the year ended December 31, 2020, we repurchased 37,300 shares of our common stock for an average purchase price of approximately $11.19.
Note 8 - Subsequent Events
We have evaluated subsequent events up until the date the consolidated financial statements are issued for recognition or disclosure and have determined there are none to be reported or disclosed in the consolidated financial statements other than as mentioned below.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements
(Amounts in thousands, except share data)
Pending Merger
On January 26, 2021, we (Cottonwood Multifamily REIT I, Inc. (“CMRI”)), Cottonwood Multifamily REIT I O.P., LP (“CMRI OP”), Cottonwood Communities, Inc. (“CCI”), Cottonwood Communities O.P., LP (“CCOP”) and Cottonwood Communities GP Subsidiary, LLC, a wholly owned subsidiary of CCI (“Merger Sub”), entered into an Agreement and Plan of Merger (the “CMRI Merger Agreement”).
Subject to the terms and conditions of the Merger Agreement, (i) we will merge with and into Merger Sub, with Merger Sub surviving as a direct, wholly owned subsidiary of CCI (the “Company Merger”) and (ii) CMRI OP will merge with and into CCOP or its successor, with CCOP or its successor surviving (the “OP Merger” and, together with the Company Merger referred to as the “Merger”). At such time, the separate existence of us and our operating partnership will cease.
At the effective time of the Company Merger, each issued and outstanding share of our common stock (the “CMRI Common Stock”) will be converted into the right to receive 1.175 shares of common stock of CCI (the “CCI Common Stock”).
At the effective time of the OP Merger, each partnership unit of CMRI OP outstanding immediately prior to the effective time of the OP Merger will be split so that the total number of partnership units of CMRI OP then outstanding equals the number of shares of CMRI Common Stock that were outstanding immediately prior to the effective time of the OP Merger (the “CMRI OP Unit Split”). Immediately following the CMRI OP Unit Split, each partnership unit of CMRI OP outstanding immediately prior to the effective time of the OP Merger will convert into the right to receive 1.175 common limited partner units in CCOP (“CCOP Common Units”). As described below, CCI is also party to a merger agreement to acquire Cottonwood Residential II, Inc. (“CRII”) by merger, which we refer to as the CRII Merger. If the CRII Merger closes before the Merger, as is expected, CMRI OP will merge with and into CROP, the operating partnership of CRII, with CROP surviving, and the holders of CMRI OP partnership units will receive common limited partner units in CROP at the same exchange ratio.
On January 26, 2021, CCI, CCOP and Merger Sub also entered into merger agreements to acquire each of CRII and Cottonwood Multifamily REIT II, Inc. (“CMRII”). All of the mergers are stock-for-stock transactions whereby each of CMRI, CRII and CMRII will be merged into a wholly owned subsidiary of CCI (collectively, the “Mergers”). None of the Mergers are contingent upon the closing of any of the other Mergers; however, under certain circumstances, CMRI may opt not to close if the CRII merger does not occur. CMRII has a similar option. Each of the Mergers is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended.
If approved by the stockholders of each of CMRI, CRII and CMRII and, in the case of CRII, the unitholders of its operating partnership, and the other closing conditions are met or waived, the Mergers will combine four portfolios of multifamily apartment communities and other real estate-related investments located predominantly in growth markets across the United States.
See the Form 1-U filed with the SEC on February 1, 2021 for additional information regarding the CMRI Merger Agreement.
There is no guarantee that the Mergers will be consummated.
Suspension of Share Repurchase Program
In connection with our entry into the CMRI Merger Agreement, our board of directors suspended our share repurchase program.

Item 8.	Exhibits
The following exhibits are filed as part of this Annual Report on Form 1-K:
Exhibit Number	Description
2.1	Charter, incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed May 10, 2016
2.2	Bylaws, incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed May 10, 2016
4.1	Form of Subscription Agreement, incorporated by reference to the exhibit to the Company’s Supplement No. 2 to the Offering Circular as filed pursuant to Rule 253(g)(3), on November 22, 2016
4.2	Form of Israeli Investor Questionnaire, incorporated by reference to the exhibit to the Company’s Supplement No. 3 to the Offering Circular as filed pursuant to Rule 253(g)(2), on March 9, 2017
6.1	Share Repurchase Program, incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed December 18, 2015
6.2	Limited Partnership Agreement of Operating Partnership, incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015
6.3	Limited Liability Company Agreement of General Partner of Operating Partnership, incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015
6.4	Form of Joint Venture Agreement, incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015
6.5	Asset Management Agreement, incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015
6.6	Form of Property Management Agreement, incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015
6.7	Investment Policy Agreement, incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A, filed on February 29, 2016
6.8	Three Party Agreement, incorporated by reference to Exhibit 6.9 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015
6.9	First Amendment to the Three-Party Agreement, incorporated by reference to Exhibit 6.9 to the Company’s Offering Statement on Form 1-K, filed on April 30, 2019
6.10	Assignment of Advisory Services Contracts, incorporated by reference to Exhibit 6.10 to the Company’s Annual Report on Form 1-K, filed on April 30, 2019
6.11	Property Management Three-Party Agreement, incorporated by reference to Exhibit 6.11 to the Company’s Annual Report on Form 1-K, filed on April 30, 2019
6.12	Assignment of Promotional Interest (Multifamily REIT I), incorporated by reference to Exhibit 6.12 to the Company’s Annual Report on Form 1-K, filed on April 30, 2019
6.13
Promissory Note between Cottonwood Multifamily REIT I, Inc. and Cottonwood Communities Advisors, LLC, incorporated by reference to Exhibit 6.13 to the Company's Annual Report on Form 1-K, filed on April 29, 2020

6.14
Amended and Restated Promissory Note between Cottonwood Multifamily REIT I, Inc. and Cottonwood Communities Advisors, LLC, incorporated by reference to Exhibit 6.14 to the Company's Semiannual Report on Form 1-SA, filed on August 28, 2020

6.15	Second Amended and Restated Promissory Note between Cottonwood Multifamily REIT I, Inc. and Cottonwood Communities Advisors, LLC**
8.1	Escrow Agreement, incorporated by reference to Exhibit 8 to the Company’s Offering Statement on Form 1-A, filed on April 21, 2016
8.2	Agreement and Plan of Merger, incorporated by reference to Exhibit 2.1 to the Company’s Current Form on Form 1-U, filed on February 1, 2021
9.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission dated November 29, 2018., incorporated by reference to Exhibit 9.1 to the Company’s Form 1-U filed on December 5, 2018
**	Exhibits filed herewith.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, Utah, on April 8, 2021.
COTTONWOOD MULTIFAMILY REIT I, INC.
By:	/s/ Enzio Cassinis
Enzio Cassinis, Chief Executive Officer
We, the undersigned officers and directors of Cottonwood Multifamily REIT I, Inc., hereby severally constitute Enzio Cassinis our true and lawful attorney with full power to him to sign for us and in our names in the capacities indicated below, the Annual Report filed herewith and any and all amendments to said Annual Report and generally to do all such things in our names and in our capacities as officers and directors to enable Cottonwood Multifamily REIT I, Inc. to comply with the provisions of the Securities Act of 1933, Regulation A promulgated thereunder and all requirements of the SEC, hereby ratifying and confirming our signature as they may be signed by our said attorney to said Annual Report and any and all amendments thereto.
This Annual Report has been signed by the following persons in the capacities and on the dates indicated.
Name	Title	Date

/s/ Enzio Cassinis	Chief Executive Officer	April 8, 2021
Enzio Cassinis

/s/Adam Larson	Chief Financial Officer (Principal Financial Officer)	April 8, 2021
Adam Larson

/s/ Gregg Christensen	Chief Legal Officer and Director	April 8, 2021
Gregg Christensen

/s/ Susan Hallenberg	Chief Accounting Officer (Principal Accounting Officer)	April 8, 2021
Susan Hallenberg

/s/ Chad Christensen	Director	April 8, 2021
Chad Christensen

/s/ Daniel Shaeffer	Director	April 8, 2021
Daniel Shaeffer